Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for April 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for April 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In April 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 285.87% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 268.11%, 1464.08% and 454.70%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 411.55%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 394.28%, 2791.99% and 544.84%, respectively, as compared with the same period last year. The passenger load factor was 75.95%, representing an increase of 18.66 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 19.43, 33.11 and 10.48 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in April 2023, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 43.10% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 11.57% as compared with the same period last year. The cargo and mail load factor was 48.57%, representing a decrease of 13.73 percentage points as compared with the same period last year.

In April 2023, the Group has newly launched the following major route: Zhengzhou – Yi’ning – Zhengzhou (being four flights a week).

In April 2023, the Group introduced three A321NEO aircrafts, and disposed of five B737-800 aircrafts. As of the end of April 2023, the Group operated a fleet of 889 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	0	16	0	16
Airbus 330 Series	8	25	7	40
Airbus 320 Series	119	102	127	348
Boeing 787 Series	4	25	10	39
Boeing 777 Series	10	21	0	31
Boeing 737 Series	130	67	191	388
EMB190 Series	6	0	0	6
ARJ21	1	20	0	21

Total	278	276	335	889

KEY OPERATING DATA OF APRIL 2023

Traffic	April 2023			Cumulative 2023
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,566.90	7.37	394.28	62,410.92	96.72
Regional	150.80	21.04	2,791.99	429.51	1,219.50
International	2,199.63	33.10	544.84	5,920.27	416.08

Total	18,917.33	9.94	411.55	68,760.69	108.97

RTK (in million)
Domestic	1,566.17	6.23	330.35	5,875.94	86.43
Regional	15.09	25.49	1,960.33	41.97	641.87
International	707.12	6.21	36.17	2,485.84	18.25

Total	2,288.38	6.33	158.88	8,403.76	59.77

RTK—Cargo and Mail (in million)
Domestic	102.43	0.46	59.47	394.50	11.99
Regional	1.94	85.62	621.78	4.41	59.13
International	513.29	-1.13	4.94	1,962.68	-1.90

Total	617.66	-0.72	11.57	2,361.59	0.25

Passengers carried (in thousand)
Domestic	10,663.76	6.88	386.70	39,619.98	96.78
Regional	132.75	24.31	2,626.41	376.35	1,059.46
International	523.21	41.68	911.04	1,310.51	615.74

Total	11,319.72	8.29	403.63	41,306.84	102.98

Cargo and mail carried (in thousand tonnes)
Domestic	60.29	-0.43	51.59	233.42	10.17
Regional	1.78	85.59	612.40	4.03	44.65
International	53.77	-3.55	-3.81	205.81	-4.43

Total	115.84	-1.21	20.77	443.26	3.08

Capacity	April 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,766.85	4.34	268.11	83,250.68	69.61
Regional	209.11	27.35	1,464.08	605.99	532.16
International	2,933.05	32.93	454.70	8,001.44	300.17

Total	24,909.01	7.22	285.87	91,858.11	79.49

ATK (in million)
Domestic	2,465.15	3.42	275.78	9,567.72	74.62
Regional	27.71	34.31	1,651.19	77.88	494.43
International	1,020.64	9.51	25.69	3,536.34	8.03

Total	3,513.50	5.31	139.07	13,181.94	50.38

ATK—Cargo and Mail (in million)
Domestic	506.13	-0.01	308.74	2,075.16	95.46
Regional	8.89	51.87	2,245.04	23.34	421.68
International	756.67	3.17	-1.02	2,816.21	-8.97

Total	1,271.69	2.11	43.10	4,914.71	18.15

Load Factor	April 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	76.11	2.14	19.43	74.97	10.33
Regional	72.11	-3.77	33.11	70.88	36.92
International	74.99	0.10	10.48	73.99	16.62

Total	75.95	1.88	18.66	74.86	10.56

Cargo and Mail Load Factor
Domestic	20.24	0.10	-31.63	19.01	-14.17
Regional	21.84	3.97	-49.11	18.91	-43.09
International	67.84	-2.95	3.85	69.69	5.02

Total	48.57	-1.38	-13.73	48.05	-8.58

Overall Load Factor (RTK/ATK)
Domestic	63.53	1.68	8.06	61.41	3.89
Regional	54.45	-3.82	8.17	53.90	10.71
International	69.28	-2.16	5.34	70.29	6.08

Total	65.13	0.62	4.98	63.75	3.75

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

16 May 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.